Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2014	2013
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$47,850	$40,707
Interest and other debt expense (1)	20,160	17,417
Interest portion of rental expense	146	139
Earnings before fixed charges	$68,156	$58,263

Fixed charges:
Interest and other debt expense (1)	$20,160	$17,417
Interest portion of rental expense	146	139
Capitalized interest	61	89
Total fixed charges	$20,367	$17,645

Ratio of earnings to fixed charges	3.35	3.30
______________

(1) Includes a loss on early extinguishment of debt of $1.5 million and $2.1 million for the three months ended March 31, 2014 and 2013, respectively.